November 2, 2005

Via EDGAR Correspondence File

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Meagan Caldwell

Division of Corporation Finance

Re: MMI Products, Inc.

Form 10-K for the fiscal year ended January 1, 2005

Form 10-Q for the fiscal quarter ended July 2, 2005

Form 10-Q for the fiscal quarter ended April 2, 2005

File No. 0-32843

Ladies and Gentlemen:

On behalf of MMI Products, Inc. (the "Company"), we hereby submit responses to the comments relating to the above referenced periodic reports of the Company contained in the letter dated September 27, 2005 (the "Comment Letter") from the staff ("Staff") of the Securities and Exchange Commission (the "Commission") to John M. Piecuch, Chief Executive Officer of the Company. Our responses to the Staff's comments are provided on November 2, 2005 pursuant to an extension of time requested by the Company and granted by Meagan Caldwell, Division of Corporation Finance, in a telephone conference on October 12, 2005. For convenience, the comments have been reproduced in this letter with our response below each comment.

Form 10-K for the Fiscal Year Ended January 1, 2005

General

  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

  The attached Exhibit A includes additional disclosures or other revisions to extracts from our Form 10-K for the fiscal year ended January 1, 2005 in response to the Staff's comments. Similar disclosures and revisions, as applicable, will be incorporated into in our future filings with the Commission.

  Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

  Please expand your disclosure for each business segment to discuss whether you enter into contracts with your customers. If so, please describe the types of contracts you enter into and the general terms of these contracts. Additionally, please describe whether you have the ability to pass on cost increases you incur to your customers, or if they are limited by the terms of your contracts. Please disclose the types of costs you are able and unable to pass on to your customers. If the costs you are unable to pass along to your customers are significant, please include a discussion regarding them in your MD&A and their related affects on your results of operations.

  Please see the revisions to disclosures under the captions Sales and Marketing; Principal Customers and Competition for each business segment in Item 1 - Business and in Results of Operations for Fiscal 2004 Compared to 2003 in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations in the attached Exhibit A.

  Results of Operations for Fiscal 2004 Compared to 2003

  You have disclosed various components, which have contributed to increases and decreases within your income statement line items, including but not limited to, net sales, gross profit, and selling, general and administrative expense. Some of the components you have cited include the following:
    higher prices,
    mix of products sold,
    new products sold,
    other cost savings,
    incentive and retirement plan compensation,
    allowance for uncollectible accounts, and
    costs of operating new distribution centers.

Please expand your disclosure to discuss the business reasons for these changes and well as quantify the effects of each of these components. Please show us what your revised MD&A for fiscal 2004 compared to 2003 will look like.

Please see the revisions to disclosures in Results of Operations for Fiscal 2004 Compared to 2003 in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations in the attached Exhibit A.
    Please expand your disclosures to provide details regarding the following:
    the reasons for changes in product mix and/or volume, including any offsetting results these changes may have with one another, excluding new markets entered into, the status of new products, and
    the impact, if any, you anticipate the quality issue you referred to will have on gross profit for the Fence segment in future periods.

Please show us what your revised MD&A for fiscal 2004 compared to 2003 will look like.

Please see the revisions to disclosures in Results of Operations for Fiscal 2004 Compared to 2003 in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations in the attached Exhibit A.

Contractual obligations

      Please revise your table of contractual cash obligations to include planned funding of pension obligations and post-retirement benefits as well as estimated interest payments on all long-term debt, including your revolving credit facility. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

      Please see the revised table of contractual obligations and related footnotes to the table in Liquidity and Capital Resources in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations in the attached Exhibit A. Please note we revised the amount of unconditional purchase obligations included in the table by $4.9 million to correct a double counting of certain purchase orders for raw materials.

      Notes to financial statements

      Description of Business and Significant Accounting Policies

      Please expand your disclosure to discuss the terms and conditions of agreements, if any, you have with the manufacturers of the products you distribute and your related accounting policies. Please also expand your disclosure to discuss the terms and conditions of agreements, if any, you have with the distributors who distribute your products and your related accounting policies.

      Please see the new accounting policy disclosure for customer rebates and vendor rebates in Item 8 - Note 1 to the consolidated financial statements in the attached Exhibit A.

      You have disclosed that freight-out charges associated with shipping and handling of products are included in cost of sales. Please expand your disclosure to include the other types of expenses that you include in the cost of sales line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. You disclosed under "Reclassifications" that certain distribution expenses are classified as selling, general and administrative expenses. With the exception of warehousing costs, for the costs you exclude from cost of sales, please disclose:
    in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others, like you exclude a portion of them from gross margin, including them instead in selling, general and administrative expenses.

Please see the revisions to disclosures in Results of Operations for Fiscal 2004 Compared to 2003 in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations and the new accounting policy disclosure for cost of sales and selling, general and administrative expense in Item 8 - Note 1 to the consolidated financial statements in the attached Exhibit A.

Please also see our response below to the Staff's comment 9.
        In your Form 10-Q for the fiscal quarter ended July 2, 2005, you disclosed under your results of operations for concrete construction products that one of the primary factors contributing to the increase in your net sales during the quarter related to the exercise of customer purchase options on certain leased equipment. Please expand your disclosures to discuss your accounting policy regarding equipment that you lease to your customers. Please include in your disclosure information related to, but not limited to the following:
    the types of lease agreements you enter into with your customers, your revenue recognition policy relating to these leases, and the percentage of your sales that are derived from leases.

Please see the revised revenue recognition and new cost of sales accounting policy disclosures in Item 8 - Note 1 to the consolidated financial statements in the attached Exhibit A. For informational purposes, revenues from leases represented less than 1% of net sales in fiscal 2004 and 2003.

Reclassifications

          Please provide us with additional information regarding each reclassification made to prior year financial statements. Specifically, address the following:
    For each reclassification, tell us how you determined your initial classification was appropriate in previous periods, the facts and circumstances that led you to determine that it was appropriate to reclassify these amounts, and when you initially reclassified these amounts. Tell us the specific accounting literature that led you to determine your current classification of these amounts is appropriate;
    For each reclassification, tell us the specific line items that were impacted and the corresponding amounts of the reclassifications; and
    For the reclassification of freight-out expense, please tell us what considerations were given to EITF 00-10, including the effective date of this EITF.

Please see the table in the attached Exhibit B for the line item details of the reclassifications made. As described in more detail below, reclassifications were made to 1) consistently present the costs of operating our fence and concrete accessories distribution networks; 2) present the costs incurred with third-party shippers to deliver products to customers in cost of sales rather than included as an offset in net sales; and 3) reclassify depreciation expense on certain idle equipment held-for-use as cost of sales rather than in other expense. The first two reclassifications were made beginning in our Form 10-Q for the quarterly period ended April 3, 2004, with restatement of the prior periods presented to conform to the current presentation. The last reclassification was made in our Form 10-K for fiscal 2004, with restatement of the quarterly periods presented in the notes to the consolidated financial statements to conform to the current presentation.

Reclassification of distribution network costs: In 2002, we began a significant restructuring of our operations that continued into 2004. In this restructuring process, we made a significant effort to evaluate our operational strategies and to better understand our cost structure. During this process, we determined that the fence division and concrete accessories division classified similar costs incurred in operating their individual distribution networks differently. The fence division primarily classified the costs of operating its distribution network in cost of sales while the concrete accessories division primarily classified similar costs in selling, general and administrative expense. As a result, we determined that a reclassification to resolve these inconsistencies was necessary.

We consider our distribution networks to include our 44 distribution centers located throughout the United States as well as the regional distribution centers located at 11 of our manufacturing plants. These operations perform warehousing functions as well as handling inventory movement in and out of the distribution locations. The costs associated with operating these distribution locations include the costs of labor and benefits of distribution center personnel (distribution location managers, warehousemen, and administrative personnel), real property rentals, insurance and property taxes, utilities, supplies and Company operated delivery vehicles.

We believe that the costs associated with operating our distribution networks are an element of the support structure of the business and therefore are most appropriately classified as a component of selling, general and administrative expense rather than as a component of cost of sales. This presentation is consistent with the way we manage these operations and we believe consistent with competitor practices.

We have determined that some of the costs related to Company operated delivery vehicles that are used to deliver products to customers have been included in selling, general and administrative expense. We believe these costs should be classified as cost of sales to be consistent with the classification of costs incurred with third-party shippers to deliver products to customers. The amount of cost related to this internally operated delivery function is still being finalized. We currently estimate that the cost will approximate 1% of net sales for each of the last three fiscal years. Our intention is to make this reclassification between selling, general and administrative expense and cost of sales in our Form 10-Q for the quarterly period ended October 1, 2005 (including comparative periods), with appropriate disclosure in the notes to the consolidated financial statements and in MD&A.

As noted in response to the Staff's comment 7, we have revised our disclosures to clarify the types of costs included in cost of sales and selling, general and administrative expense. Please see the new accounting policy disclosure for cost of sales and selling, general and administrative expense in Item 8 - Note 1 to the consolidated financial statements in the attached Exhibit A.

Reclassification of freight-out costs: In connection with the reclassification of distribution network costs as described above, it was determined that freight-out expense incurred with third-party shippers to deliver products to customers should also be reclassified at that time to be consistent with the guidance in EITF 00-10. Freight-out amounts that would have been classified as cost of sales in prior years under EITF 00-10 were deemed immaterial for such reclassification.

Reclassification of depreciation expense: In connection with the preparation of its fiscal 2004 annual financial statements, we determined that it was more appropriate to classify depreciation expense on idle equipment held-for-use as a component of cost of sales rather than other expense. We believe this presentation is consistent with the guidance in FAS 144.

Acquisition

            You disclosed that additional purchase consideration may be required to be paid in fiscal years 2005 through 2010. Please disclose the terms of these contingent payments, including the facts and circumstances that would require you to pay the additional consideration and the range of potential payments. If material, please include this discussion in your liquidity section as well. Refer to paragraph 51(f) of SFAS 141.

            For informational purposes, the contingent purchase consideration is based on a stated percentage (escalating from 30 percent in 2004 to 40 percent in 2008) of the excess earnings (as defined) of the acquired facility over a base earnings level (escalating from $3.9 million in 2004 to $5.8 million in 2008). Based on the 2004 actual results and resulting contingent consideration of approximately $450,000 and considering our forecasts for 2005 to 2008 for the acquired facility, we do not believe the amount of additional consideration, if any, to be required under the terms of the purchase agreement will be material. As such, no discussion in the liquidity section is considered to be necessary. Please see the revised disclosure in Item 8 - Note 2 to the consolidated financial statements in the attached Exhibit A.

            Commitments and Contingencies

            You disclosed at January 1, 2005 that you were unconditionally obligated to purchase inventory amounting to $4.9 million. However, your contractual obligations table indicates your unconditional purchase obligations are $82.7 million. Please disclose the nature and terms of all unconditional purchase obligations.

            We have revised our disclosure to clarify our consigned inventory arrangement. Our unconditional purchase obligations included in the contractual obligations table represents non-cancelable fixed price purchase obligations to acquire goods or services in the normal course of business, including goods under our consigned inventory arrangement. None of these purchase obligations extend beyond one year from the balance sheet date. Please see the revised disclosure in Item 8 - Note 9 to the consolidated financial statements in the attached Exhibit A.

            Please provide the disclosures required by paragraphs 9 and 10 of SFAS 5 for each contingent matter, including product performance matters and claims related to the closings of your plants. Please disclose the nature of the claims related to the closings of your plants.

            For informational purposes, the claims related to the closings of the Oregon, Ohio and Chicago, Illinois plants are both related to claims of early withdrawal liabilities from the separate multi-employer pension plans that the union employees of each plant participated in. Based on the particular facts and circumstances of each claim and in consultation with the Company's outside legal counsel working with us to resolve these matters, we have recognized cumulative expense in our financial statements at January 1, 2005 of approximately $0.9 million, which represents our best estimate of the amounts to ultimately be paid to settle these claims. The amounts recognized are approximately 85% of the purported claims. Based on the nature and amounts involved in these claims, we believe our disclosure, as revised in Item 8 - Note 9 to the consolidated financial statements in the attached Exhibit A is appropriate.

            Please see the revised disclosure for claims and product warranties in Item 8 - Note 9 to the consolidated financial statements in the attached Exhibit A.

            Employee Benefit Plans

            Please provide all of the disclosures required by paragraph 5 of SFAS 132(R), including the reconciliation of beginning and ending balances for the projected benefit obligation and the fair value of plan assets.

            For informational purposes, the defined benefit plan has been frozen since the closure of our Baltimore, Maryland manufacturing plant in 2003 with no active employees participating in the plan. We believe the additional disclosures referred to in the Staff's comment, including reconciling the beginning and ending balances for the benefit obligation and the fair value of plan assets would not provide significant benefit to the users of the financial statements. We believe the material activity of the plan during the period covered by the financial statements, including the significant changes in the benefit obligation and the fair value of plan assets, has been sufficiently disclosed in our 2004 Form 10-K. Such activity includes the status of the plan, events related to the settlement accounting in 2003, the 2004 employer contribution, the net unrecognized loss included in other comprehensive income, the accumulated benefit obligation and the fair value of plan assets.

            Segment Reporting

            Please expand your disclosure to provide the geographical information required by paragraph 38 of SFAS 131.

            Please see the revised disclosure in Item 8 - Note 12 to the consolidated financial statements in the attached Exhibit A.

            Item 9A. Disclosure Controls and Procedures

            You disclosed that your disclosure controls and procedures were effective as of the end of the period covered by this report. You further disclosed that you identified a material weakness relating to your prior years' income tax provision. Please disclose how you were able to conclude that your disclosure controls and procedures were effective in light of the identified material weakness. Please also provide us with additional information regarding this material weakness, including when it was identified and when you implemented the improved review and detection procedures.

            Prior to fiscal 2004, the preparation and review of our income tax provision was performed primarily by our tax department. Our financial reporting department provided a limited review of the income tax provision.

            In July of fiscal 2004, we hired a corporate Controller in an effort to, among other things, dedicate substantially more financial accounting and reporting experience and expertise to the preparation and issuance of its financial statements and to prepare the Company for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

            While we believed, prior to the hiring of our corporate Controller, that our financial reporting department provided sufficient supervision and review of the income tax provision preparation process, we identified approximately $563,000 of income tax-related adjustments associated with state income tax benefits recognized in prior years in connection with the preparation of the fiscal 2004 annual financial statements. Although the adjustments were not material, we considered these adjustments in the context of "A Framework for Evaluating Control Exceptions and Deficiencies", Version 3, dated December 20, 2004, which was issued by the nine largest U.S. accounting firms and a professor from Georgia State University, and determined that the lack of appropriate supervision and review of the income tax provision preparation process in fiscal 2003 constituted a material weakness in internal controls at that time.

            In connection with the preparation of the fiscal 2004 annual financial statements and going forward, the Company's supervision and review procedures regarding the preparation of the income tax provision have improved materially in that the corporate Controller now reviews, in detail, the significant underlying analyses, calculation and assumptions included in the income tax provision. We, therefore, concluded that the material weakness that existed in connection with the preparation of the fiscal 2003 financial statements ceased to exist as of the end of fiscal 2004. Therefore, based on this and the remainder of our evaluation of disclosure controls and procedures as of January 1, 2005, we concluded that our disclosure controls and procedures were effective.

            Form 10-Q for the Fiscal Quarter Ended July 2, 2005

            General

            Please address the comments above in your interim Forms 10-Q as well.

We will incorporate similar revisions, as applicable, in our future filings with the Commission. Our next filing will be on Form 10-Q for the fiscal quarter ended October 1, 2005 to be filed with the Commission on or before November 15, 2005.

In connection with this response, the Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please feel free to contact me at (281) 876-0080.

Sincerely,

/s/ Robert N. Tenczar

Robert N. Tenczar

Vice President and Chief Financial Officer

Attachments - Exhibit A

Exhibit B